FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                         For the month of February, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





The following is the text of an announcement which is to be published in the press in Malta on 17 February 2007 by HSBC Bank Malta p.l.c., a 70.03 per cent indirectly held subsidiary of HSBC Holdings plc.

              HSBC Bank Malta p.l.c. Preliminary Profit Statement
                      for the year ended 31 December 2006

The preliminary profit statement is published pursuant to Listing Rule 9.39 of the MFSA Listing Authority and Article 4 (2) (b) of the Prevention of Financial Markets Abuse (Disclosure and Notification) Regulations, 2005. Figures have been extracted from HSBC Bank Malta p.l.c.'s Annual Report and Accounts which have been audited by KPMG.

These financial statements have been prepared and presented in accordance with the provisions of the Banking Act, 1994 and the Companies Act, 1995 which requires adherence to International Financial Reporting Standards.

All figures are stated in Maltese lira, the functional currency of HSBC Bank Malta p.l.c. The euro exchange rate ruling on 31 December 2006 was EUR1 = Lm0.4293. The US dollar and sterling exchange rates ruling on the same day were US$1 = Lm0.3258 and GBP1 = Lm0.6397. Average exchange rates for 2006 for euro, US dollar and sterling were EUR1 = Lm0.4293, US$1= Lm0.3418 and GBP1 = Lm0.6296.

Review of Performance

During the year ended 31 December 2006, HSBC Bank Malta p.l.c. and its subsidiaries generated a profit before tax on ordinary activities of Lm41.4 million, an increase of Lm4.7 million, or 12.8 per cent compared with 2005.

Profit attributable to shareholders was Lm26.8 million, an increase of Lm2.8 million, or 11.4 per cent, over prior year figures.

Earnings per share increased to 9.2 cents from a 2005 figure of 8.2 cents, with the pre-tax return on average shareholders' funds increasing to 32.1 per cent from 27.6 per cent in 2005.

Net interest income grew by 5.4 per cent over the prior year and contributed Lm47.0 million to total operating income driven by growth in lending volumes of 10 per cent. Principal areas of growth in the lending portfolios were in the higher yielding personal and non-public sector customer segments and with a reduction in lower yielding public sector debt. This was partly offset by a higher interest rate environment for new customer deposits which pushed up interest payable costs.

Non-interest income levels grew by 18.8 per cent, contributing Lm28.6 million to total operating income. Net fees and commissions grew by 14.7 per cent as transactional activity on credit card payments and debit card EPOS machine usage grew substantially; funds under management, stockbroking sales and life assurance business also grew significantly.

Against a background of stronger income flows, operating expenses were Lm34.3 million, an increase of Lm2.3 million over prior year figures. Employee compensation grew by 5.5 per cent, driven largely by performance-related pay benefits due to the higher sales and profits of the bank. Whilst general expenses increased by Lm1.0 million, there were significant investments in infrastructure and branch network, which substantially improved automation and operational efficiencies. This has enabled the bank to absorb larger volumes of business and positioned it for future growth.

As a result, the group's cost to income ratio improved to 45.5 per cent from
46.7 per cent in 2005.

Total assets increased by Lm231.4 million to Lm1,887.3 million.

Loans and advances to customers increased by Lm110.0 million, supported by growth in both the personal and commercial sectors. New product lines were introduced with a diversification in mortgage product choice as well as new financing proposals for the SME and larger corporate markets. Credit quality remained sound.

Advances to deposits ratio increased to 76.3 per cent from a prior year end level of 74.3 per cent.

Amounts owed to customers increased by Lm108.2 million to Lm1,475.5 million driven by competitive pricing and the investment in automated bank channels which strengthened the growth in deposit volumes and contributed to significantly higher transaction activity.

The capital solvency ratio was at 10.9 per cent.

Shaun Wallis, Director and Chief Executive Officer of HSBC Bank Malta p.l.c. said: "2006 has been a record year for HSBC Bank Malta p.l.c. with record sales volumes across all product groups, record customer service satisfaction levels and strong staff engagement levels, all contributing to improved financial results.

"We achieved this by having a clear customer focus, by investing in our staff and upgrading our systems. We have also benefited from being able to leverage the HSBC brand.

"With good customer relationships, strong, recurrent business streams, excellent resources and the backing of the HSBC Group, we are confident we will continue to grow our business successfully and in a sustainable manner and remain Malta's leading provider of financial services."

The Board is recommending to the Annual General Meeting to be held on 19 April 2007 a final ordinary dividend of 5.3 cents gross per share and a special dividend of 5.3 cents gross per share, giving a total final dividend of 10.6 cents gross per share scheduled to be paid on 21 April 2007. The total final dividend will be payable to shareholders on the bank's register as at 2 March 2007. This, together with the interim dividend of 5.3 cents gross, produces a total dividend for the year of 15.9 cents gross.

HSBC Bank Malta p.l.c. is a member of the HSBC Group, whose ultimate parent company is HSBC Holdings plc. Headquartered in London, HSBC Holdings plc is one of the largest banking and financial services organisations in the world. The HSBC Group's international network comprises over 9,500 offices in 81 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa.

Income Statement for the year 1 January 2006 to 31 December 2006

                                                    Group               Bank
                                                2006      2005      2006      2005
                                               Lm000     Lm000     Lm000     Lm000
Interest receivable and similar income
- on loans and advances, balances
  with Central Bank of Malta and
  Treasury Bills                              72,103    60,994    71,285    58,048
- on debt and other fixed income
  instruments                                  8,772    10,890     9,209    12,196
Interest payable                             (33,913)  (27,327)  (34,378)  (27,648)
Net interest income                           46,962    44,557    46,116    42,596
Fees and commissions receivable               13,848    11,866    10,831     9,342
Fees and commissions payable                  (1,175)     (814)     (987)     (686)
Net fee and commission income                 12,673    11,052     9,844     8,656
Dividend income                                  113       142     2,169    22,604
Trading profits                                7,335     7,206     7,335     7,215
Net income from insurance financial
  instruments designated at fair
  value through profit or loss                 4,768    11,169         -         -
Net gains on sale of financial
  investments                                  2,719     1,204     2,719     1,266
Net earned insurance premium                  16,536    16,236         -         -
Other operating income                         2,308       723       715        24
Total operating income                        93,414    92,289    68,898    82,361
Net insurance claims incurred and
  movement in policyholders' liabilities     (17,846)  (23,661)        -         -

Net operating income                          75,568    68,628    68,898    82,361
Employee compensation and benefits           (21,249)  (20,132)  (20,357)  (19,203)
General and administrative expenses          (10,036)   (9,075)   (9,543)   (8,527)
Depreciation                                  (2,406)   (2,197)   (2,388)   (2,157)
Amortisation of intangible assets               (547)     (635)     (464)     (556)
Other operating charges                         (109)      (26)       (9)       (6)
Net operating income before impairment
  reversals and provisions                    41,221    36,563    36,137    51,912
Net impairment reversals                         181       142       141       121
(Provisions)/reversals of provisions
  for liabilities and other charges              (7)        1        (7)        1
Profit before tax                             41,395    36,706    36,271    52,034
Tax expense                                  (14,572)  (12,642)  (12,366)  (17,854)
Profit for the year                           26,823    24,064    23,905    34,180

Profit attributable to shareholders
  of the bank                                 26,810    24,057    23,905    34,180

Profit attributable to minority interest          13         7        -          -

Earnings per share                               9.2c      8.2c      8.2c     11.7c


Balance Sheet at 31 December 2006

                                             Group                 Bank
                                         2006       2005      2006      2005
                                         Lm000     Lm000     Lm000     Lm000
Assets
Balances with Central Bank of
  Malta, Treasury Bills and cash       130,569    77,121   130,569    77,118
Cheques in course of collection         10,535     9,727    10,535     9,727
Financial assets held for trading       10,396     3,907    10,399     3,907
Financial assets designated at
  fair value through profit or loss    112,476    93,131         -         -
Financial investments                  168,138   224,500   168,123   254,468
Loans and advances to banks            256,060   162,882   256,042   202,332
Loans and advances to customers      1,126,126 1,016,084 1,126,126   937,813
Shares in subsidiary companies               -         -     9,682    20,350
Intangible assets                       10,899     9,433       794       829
Property, plant and equipment           28,612    29,746    28,632    29,755
Investment property                      3,417       961     2,456         -
Assets held for sale                     3,978     4,918     4,042     5,864
Current tax recoverable                    806     1,895       780     1,607
Deferred tax assets                          -         -       724         -
Other assets                            10,713     8,701     2,984     2,699
Prepayments and accrued income          14,589    12,868    13,630    12,945
Total assets                         1,887,314 1,655,874 1,765,518 1,559,414

Liabilities
Financial liabilities held
  for trading                           10,643     4,050    10,693     4,050
Amounts owed to banks                  126,328    22,667   126,328    22,667
Amounts owed to customers            1,475,450 1,367,214 1,487,906 1,381,683
Debt securities in issue                     -        12         -        -
Deferred tax liabilities                 4,606     3,843         -       349
Liabilities to customers
  under investment contracts             9,153     8,297         -         -
Liabilities under insurance
  contracts issued                     102,770    86,275         -         -
Other liabilities                       13,816    16,755    13,003    16,192
Accruals and deferred income            18,147    15,035    17,936    14,942
Provisions for liabilities and
  other charges                             32        25        32        25
Total liabilities                    1,760,945 1,524,173 1,655,898 1,439,908

Equity
Called up share capital                 36,480     9,120    36,480     9,120
Revaluation reserves                    10,629    13,105    10,629    13,041
Other reserve                              242     4,242       227     4,242
Retained earnings                       79,018   104,906    62,284    93,103
Equity attributable to
  shareholders                         126,369   131,373   109,620   119,506
Minority interest                            -       328         -         -
Total equity                           126,369   131,701   109,620   119,506
Total liabilities and equity         1,887,314 1,655,874 1,765,518 1,559,414

Memorandum items
Contingent liabilities                  59,578    51,513    59,588    51,523
Commitments                            456,899   401,216   456,899   412,044




Statement of Changes in Equity for the year 1 January 2006 to 31 December 2006

                                          Attributable to shareholders of the bank

                           Called up       Reval-
                               share       uation    Other         Retained          Minority     Total
                             capital     reserves  reserve         earnings    Total interest    equity
                               Lm000        Lm000    Lm000            Lm000    Lm000    Lm000     Lm000
Group
At 1 January 2005              9,120       11,473    4,242          109,419  134,254        -   134,254
Release of net gains on
  available-for-sale assets
  transferred to the income
  statement on disposal            -         (783)       -                -     (783)       -      (783)
Net fair value adjustments
  on investments                   -          757        -                -      757        -       757
Release of revaluation
  reserve on disposal
  of property                      -           30        -              (45)     (15)       -       (15)
Movement in deferred tax on
revaluation of property            -        1,628        -                -    1,628        -     1,628
Income and expenses
  recognised directly
  in equity                        -        1,632        -              (45)   1,587        -     1,587
Share capital of subsidiary        -            -        -                -        -      321       321
Profit for the year                -            -        -           24,057   24,057        7    24,064
Dividends                          -            -        -          (28,525) (28,525)       -   (28,525)
At 31 December 2005            9,120       13,105    4,242          104,906  131,373      328   131,701

At 1 January 2006              9,120       13,105    4,242          104,906  131,373      328   131,701
Release of net gains on
  available-for-sale assets
  transferred to the income
  statement on disposal            -         (796)       -             (973)  (1,769)       -    (1,769)
Net fair value adjustments
  on investments                   -       (1,668)       -                -   (1,668)       -    (1,668)
Release of revaluation
  reserve on disposal
  of property                      -          (12)       -               18        6        -         6
Income and expenses
  recognised directly
  in equity                        -       (2,476)       -             (955)  (3,431)       -    (3,431)
Share capital of subsidiary        -            -        -                -        -       91        91
Disposal of subsidiary
  company                          -            -        -                -        -     (432)     (432)
Bonus share issue             27,360            -   (4,242)         (23,118)       -        -         -
Profit for the year                -            -        -           26,810   26,810       13    26,823
Share-based payments               -            -      242              493      735        -       735
Dividends                          -            -        -          (29,118) (29,118)       -   (29,118)
At 31 December 2006           36,480       10,629      242           79,018  126,369        -   126,369


                            Called up
                                share Revaluation      Other   Retained          Total
                              capital    reserves    reserve   earnings         equity
                                Lm000       Lm000      Lm000      Lm000          Lm000
Bank
At 1 January 2005               9,120      11,479      4,242     87,493        112,334
Release of net gains on
  available-for-sale assets
  transferred to the income
  statement on disposal             -        (823)         -          -           (823)
Net fair value adjustments
  on investments                    -         727          -          -            727
Release of revaluation
  reserve on disposal of
  properties                        -          30          -        (45)           (15)
Movement in deferred tax on
  revaluation of property           -       1,628          -          -          1,628
Income and expenses
  recognised directly
  in equity                         -       1,562          -        (45)         1,517
Profit for the year                 -           -          -     34,180         34,180
Dividends                           -           -          -    (28,525)       (28,525)
At 31 December 2005             9,120      13,041      4,242     93,103        119,506

At 1 January 2006               9,120      13,041      4,242     93,103        119,506
Release of net gains on
  available-for-sale assets
  transferred to the income
  statement on disposal             -        (796)         -       (973)        (1,769)
Net fair value adjustments
  on investments                    -      (1,604)         -          -         (1,604)
Release of revaluation reserve
  on disposal of properties         -         (12)         -         18              6
Income and expenses
  recognised directly
  in equity                         -      (2,412)         -       (955)        (3,367)
Bonus share issue              27,360           -     (4,242)   (23,118)             -
Effect of amalgamation of
  subsidiary                        -           -          -     (1,995)        (1,995)
Profit for the year                 -           -          -     23,905         23,905
Share-based payments                -           -        227        462            689
Dividends                           -           -          -    (29,118)       (29,118)
At 31 December 2006            36,480      10,629        227     62,284        109,620



Cash Flow Statement for the year 1 January 2006 to 31 December 2006

                                     Group                     Bank
                                 2006       2005        2006       2005
                                Lm000      Lm000       Lm000      Lm000

Cash flows from operating
  activities

Interest and commission
  receipts                    112,416    103,910      87,824     77,419
Interest and commission
  payments                    (36,601)   (30,381)    (33,491)   (28,359)
Payments to employees and
  suppliers                   (31,952)   (29,547)    (28,770)   (27,938)
Operating profit before
  changes in operating
  assets/liabilities           43,863     43,982      25,563     21,122
(Increase)/decrease in
  operating assets:
Trading instruments           (19,451)   (11,329)       (724)       419
Reserve deposit with
  Central Bank of Malta        (6,618)    (1,823)     (6,618)    (1,823)
Loans and advances to
  customers and banks        (198,898)   (46,366)   (203,229)   (59,490)
Treasury Bills with
  contractual maturity of
  over three months           (12,089)    42,144     (12,089)    42,144
Other receivables              (1,035)    (5,475)     (1,070)    (5,511)

Increase/(decrease) in
  operating liabilities:
Customer accounts and
  amounts owed to banks       198,053     44,564     196,360     50,963
Other payables                 (2,397)     2,444      (2,674)     3,002
Net cash from/(used in)
  operating activities
  before tax                    1,428     68,141      (4,481)    50,826
Tax paid                      (10,976)    (9,784)    (10,840)    (8,953)
Net cash flows (used in)/
  from operating
  activities                   (9,548)    58,357     (15,321)    41,873
Cash flows from investing
  activities
Dividends received                 74         93       1,874     14,798
Interest received from
  financial investments        11,333     11,799      11,752     13,149
Proceeds from sale and
  maturity of financial
  investments                  88,891     57,205     118,877     57,061
Proceeds on sale of
  property, plant
  and equipment and
  intangible assets                80        264          80        255
Purchase of financial
  investments                 (37,851)   (37,330)    (37,851)   (37,330)
Purchase of property,
  plant and equipment,
  investment property
  and intangible assets        (2,311)    (2,855)     (2,289)    (1,974)
Proceeds on sale of shares
  in subsidiary company           450          -         450          -
Purchase of shares in
  subsidiary companies              -          -           -     (1,500)

Net cash flows from
  investing activities         60,666     29,176      92,893     44,459

Cash flows from financing
  activities
Dividends paid                (29,118)   (28,525)    (29,118)   (28,525)
Decrease in debt
  securities in issue             (12)         -           -          -
Maturity of subordinated
  loan stock                        -    (19,914)          -    (20,000)
Issue of units to minority
  interest                         91        321           -          -
Cash used in financing
  activities                  (29,039)   (48,118)    (29,118)   (48,525)
Effect of amalgamation
  of subsidiary company
  on cash and cash
  equivalents                       -          -     (65,840)         -
Increase/(decrease) in
  cash and cash
  equivalents                  22,079     39,415     (17,386)    37,807
Effect of exchange rate
  changes on cash and
  cash equivalents             (7,014)     2,558      (7,014)     2,558
Net increase/(decrease)
  in cash and  cash
  equivalents                  29,093     36,857     (10,372)    35,249
                               22,079     39,415     (17,386)    37,807
Cash and cash equivalents
  at beginning of year        136,468     97,053     175,915    138,108
Cash and cash equivalents
  at end of year              158,547    136,468     158,529    175,915



Segmental Information

a Class of business

                                                                 Corporate,
                         Personal            Commercial       Investment Banking
                   Financial Services          Banking           and Markets             Total

                       2006      2005       2006      2005       2006     2005      2006         2005
                      Lm000     Lm000      Lm000     Lm000      Lm000    Lm000     Lm000        Lm000
Group

Profit before tax
  for the year
  ended 31
  December
Segment operating
  income             38,552    33,732     26,592    23,517     10,424   11,379    75,568       68,628
Segment
  impairment
  allowances           (144)     (507)       325       649          -        -       181          142
Common costs                                                                     (34,354)     (32,064)

Profit before tax                                                                 41,395       36,706

Assets at 31
December

Segment total
  assets            679,457   582,512    651,948   610,844    555,909  462,518 1,887,314    1,655,874

Average total
  assets            630,984   526,728    631,396   631,983    509,214  466,209 1,771,594    1,624,920

Total equity
at 31 December       37,191    38,261     77,605    79,806     11,573   13,634   126,369      131,701

b Geographical segments

The group's activities are carried out within Malta. There are no identifiable geographical segments or other material concentrations.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  16 February 2007